[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 10, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hughes Communications, Inc.
Amend No. 4 to Form S-1
Filed February 10, 2006
File No. 333-130136

Dear Mr. Spirgel:

On behalf of our client, Hughes Communications, Inc. (the “Company”), enclosed please find four copies of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Also enclosed are four copies of Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on February 10, 2006. The changes in Amendment No. 4 include those made in response to the comments of the staff of the Commission (the “Staff”) as discussed during telephone conversations on February 8 and February 9, 2006 with Mr. Derek Swanson of the staff of the Commission (the “Comments”).

Set forth below are the Company’s responses to the Comments. Unless otherwise indicated, page numbers in the responses refer to pages of Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 4.

Amendment No. 4

In response to the Staff’s comment on February 8 regarding the treatment of existing SkyTerra options in the Distribution, the Company has added a description of the treatment of existing SkyTerra options in connection with the Distribution to page 7 Amendment No. 4.

In response to the Staff’s comment on February 8 regarding the interests of insiders in the Distribution and Rights Offering, the Company has also added a discussion of the interests of Company insiders in the Distribution and Rights Offering that describes the options to purchase common stock of the Company that the Company expects to grant to six of its executive officers and a consultant following the Distribution to pages 7, 94 and alternate page 3 of Amendment No. 4.

Exhibit 5.1 – Legal Opinion

In response to the Staff’s comment on February 8 regarding the enforceability of the Rights, we have revised our opinion to state that the Rights will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, as is reflected in Exhibit A to this letter.

In response to the Staff’s comment on February 8 regarding legal capacity, we respectfully submit that our assumption of the legal capacity of all natural persons refers to the legal capacity of individuals to enter into contracts on behalf of the Company as a matter of contract law, including, for example, such considerations as mental capacity and age. In making such assumption, we are not making any assumption as to the due authorization of the actions of individuals. Instead, our conclusions with respect to due authorization are based upon our review of the actions of the Company’s board of directors in accordance with the Company’s certificate of incorporation and by-laws.

In response to the Staff’s comment on February 8 regarding the assumption contained in our opinions relating to the establishment of the final terms of the Rights, please note that the Company’s board of directors is expected to approve the rights offering and subscription price promptly following the effectiveness of the Registration Statement. In order for the Company to legally issue rights and the common stock underlying such rights in accordance with the Delaware General Corporation Law (“DGCL”), including Sections 152, 153 and 157, such issuances must be duly authorized by the Company’s board of directors or a committee thereof, which must determine, among other things, the consideration and number of rights and shares to be issued and other terms thereof. The issuance must also comply with any restrictions on the issuance and/or sale of rights and stock contained, at the time of issuance, in the Company’s certificate of incorporation or by-laws. Since these actions will take place following the time of effectiveness of the Registration Statement, the assumptions relating to the future actions are necessary and appropriate. If the Staff so desires, we would be happy to file, as an exhibit to a current report on Form 8-K, an updated opinion that does not include such assumptions following the effectiveness of the Registration Statement and board action.

In response to the Staff’s comment on February 9 regarding the statement that enforcement of may be limited by public policy considerations which may limit the rights of parties to obtain remedies, we have revised our opinion to remove such language, as is reflected in Exhibit B to this letter.

In response to the Staff’s comment on February 9 regarding the assumption contained in our opinions relating to the establishment of the final terms of the Rights, please note that the board of directors of the Company has subsequently met to approve the rights offering and subscription price. We have therefore revised our opinion to remove this assumption, as is reflected in Exhibit B to this letter.

*         *         *         *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2918.

Very truly yours,

/s/ GREGORY A. FERNICOLA

Gregory A. Fernicola

cc:	Mr. Robert C. Lewis, SkyTerra Communications, Inc.
Mr. Dean A. Manson, Hughes Communications, Inc.
Mr. Derek Swanson, Securities and Exchange Commission

EXHIBIT A

SASMF DRAFT 02/09/06

February [9], 2006

Hughes Communications, Inc.

11717 Exploration Lane

Germantown, Maryland 20876

Re:	Hughes Communications, Inc.
Registration Statement on Form S-1 (File No. 333-130136)

Ladies and Gentlemen:

We have acted as special counsel to Hughes Communications, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”), initially filed on December 10, 2005 by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), allowing for delayed offerings pursuant to Rule 415 under the Act. The Registration Statement includes (i) a prospectus (the “Distribution Prospectus”) to be furnished to securityholders of SkyTerra Communications, Inc., a Delaware corporation (“SkyTerra”), in connection with a special dividend distribution (the “Distribution”) by SkyTerra of all of the issued and outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”) and (ii) a prospectus (the “Rights Prospectus”) to be furnished to securityholders of the Company in connection with the issuance by the Company of a special dividend in the form of non-transferable subscription rights (the “Rights”) entitling the holders thereof to purchase shares of Common Stock (the “Rights Offering”). The Registration Statement relates to the registration by the Company under the Act of (i) certain of the shares of Common Stock to be distributed by SkyTerra in the Distribution (the “Distribution Shares”), (ii) the Rights and (iii) shares of Common Stock that may be sold pursuant to the Rights Offering (the “Rights Shares”). The Distribution Shares, the Rights and the Rights Shares are collectively referred to herein as the “Securities.”

This opinion is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the Registration Statement, as amended to the date hereof;

(ii)	the Amended and Restated Certificate of Incorporation of the Company, as amended to the date hereof and as certified by the Secretary of State of the State of Delaware (the “Certificate of Incorporation”);

(iii)	a form of Certificate of Amendment to the Certificate of Incorporation (the “Charter Amendment”) relating to a stock split of the Common Stock to be effected following the effectiveness of the Registration Statement;

(iv)	the Amended and Restated By-Laws of the Company, as currently in effect and as certified by the Secretary of the Company (the “By-Laws”);

(v)	certain resolutions adopted by the Board of Directors of the Company (the “Board of Directors”) on December 2, 2005 and September 9, 2005, relating to the registration of the Securities, the original issuance of shares of Common Stock to SkyTerra and related matters;

(vi)	a form of common stock certificate evidencing the Common Stock; and

(vii)	a form of subscription rights certificate evidencing the Rights.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials. In making our examination of executed documents or documents to be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents, and, as to parties other than the Company, the validity and binding effect thereof on such parties. We have also assumed that (i) the stock certificates evidencing the Distribution Shares and the Rights Shares will conform to the form of common stock certificate examined by us and will be duly executed and delivered, (ii) the certificates evidencing the Rights will conform to the form of subscription rights certificate examined by us and will be duly executed and delivered and (iii) the Charter Amendment containing the final stock split ratio will be duly adopted and filed with the Secretary of State of the State of Delaware prior to the issuance of the Distribution Shares.

Our opinions set forth below are limited to Delaware corporate law. The Securities may be issued from time to time on a delayed or continuous basis, and this opinion is limited to laws as in effect on the date hereof, which laws are subject to change with possible retroactive effect.

We understand that the Board of Directors expects to finally approve the Rights Offering and fix the final terms thereof and of the stock split following the time that the Registration Statement is declared effective.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that:

1.	With respect to the Distribution Shares, when (i) the Registration Statement, as finally amended, becomes effective under the Act and (ii) the Charter Amendment is duly adopted, executed and filed by the Company, the Distribution Shares will be duly authorized, validly issued, fully paid and nonassessable.

2.	With respect to the Rights, when (i) the Registration Statement, as finally amended, becomes effective under the Act, (ii) the subscription price and other final terms of the Rights have been duly established in conformity with the Certificate of Incorporation and the By-Laws, in compliance with applicable law and so as not to violate any contract binding upon the Company, and (iii) the rights certificates are distributed as contemplated in the Rights Prospectus, the Rights will be duly authorized and validly issued and valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) and (c) public policy considerations which may limit the rights of parties to obtain remedies.

3.	With respect to the Rights Shares, when (i) the Registration Statement, as finally amended, becomes effective under the Act, (ii) the subscription price and other final terms of the Rights have been duly established in conformity with the Certificate of Incorporation and the By-Laws and in compliance with applicable law, and (iii) the Rights Shares are issued and delivered against payment therefore upon due exercise of Rights as contemplated in the Rights Prospectus, the Rights Shares will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also hereby consent to the use of our name under the heading “Legal Matters” in the prospectus which forms a part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Very truly yours,

EXHIBIT B

DRAFT 02/09/06

February         , 2006

Hughes Communications, Inc.

11717 Exploration Lane

Germantown, Maryland 20876

Re:	Hughes Communications, Inc.
Registration Statement on Form S-1 (File No. 333-130136)

Ladies and Gentlemen:

We have acted as special counsel to Hughes Communications, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”), initially filed on December 10, 2005 by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), allowing for delayed offerings pursuant to Rule 415 under the Act. The Registration Statement includes (i) a prospectus (the “Distribution Prospectus”) to be furnished to securityholders of SkyTerra Communications, Inc., a Delaware corporation (“SkyTerra”), in connection with a special dividend distribution (the “Distribution”) by SkyTerra of all of the issued and outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”) and (ii) a prospectus (the “Rights Prospectus”) to be furnished to securityholders of the Company in connection with the issuance by the Company of a special dividend in the form of non-transferable subscription rights (the “Rights”) entitling the holders thereof to purchase shares of Common Stock (the “Rights Offering”). The Registration Statement relates to the registration by the Company under the Act of (i) certain of the shares of Common Stock to be distributed by SkyTerra in the Distribution (the “Distribution Shares”), (ii) the Rights and (iii) 7,843,141 shares of Common Stock that may be sold pursuant to the Rights Offering (the “Rights Shares”). The Distribution Shares, the Rights and the Rights Shares are collectively referred to herein as the “Securities.”

This opinion is being delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i)	the Registration Statement, as amended to the date hereof;

(ii)	the Amended and Restated Certificate of Incorporation of the Company, as amended to the date hereof and as certified by the Secretary of State of the State of Delaware (the “Certificate of Incorporation”);

(iii)	the Amended and Restated By-Laws of the Company, as currently in effect and as certified by the Secretary of the Company (the “By-Laws”);

(iv)	certain resolutions adopted by the Board of Directors of the Company (the “Board of Directors”) relating to the registration of the Securities, the original issuance of shares of Common Stock to SkyTerra, the terms of the Rights Offering and related matters;

(v)	a specimen common stock certificate representing the Common Stock; and

(vi)	a specimen subscription rights certificate representing the Rights.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials. You have represented to us that the issuance of the Rights and the consummation of the Rights Offering will not violate any contract or governmental order and we have relied on such representation in rendering this opinion. In making our examination of executed documents or documents to be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents, and, as to parties other than the Company, the validity and binding effect thereof on such parties. We have also assumed that (i) the stock certificates evidencing the Distribution Shares and the Rights Shares will conform to the specimen common stock certificate examined by us and will be duly executed and delivered, (ii) the certificates evidencing the Rights will conform to the specimen subscription rights certificate examined by us and will be duly executed and delivered.

Our opinions set forth below are limited to Delaware corporate law.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that:

1.	The Distribution Shares have been duly authorized and validly issued and are fully paid and nonassessable.

2.	The Rights have been duly authorized and, when issued, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

3.	When the Rights Shares are issued and delivered against payment therefore upon due exercise of Rights as contemplated in the Rights Prospectus, the Rights Shares will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also hereby consent to the use of our name under the heading “Legal Matters” in the prospectus which forms a part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Very truly yours,